Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: General Motors Corporation

Commission file No. 001-00043

EXCHANGE OFFER INFORMATION

In connection with the proposed public exchange offers General Motors plans to file documents with the Securities and Exchange Commission, including filing a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the proposed transaction. Investors and security holders of GM are urged to carefully read the documents when they are available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313)556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

GM Media Update Call - April 17, 2009 Transcript

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the GM media update call. All participants are in a listen-only mode. Later we will conduct a question-and-answer session. Members of the media, if you would like to ask a question, press star and one. E-mail your questions to Tom.Wilkinson@GM.com. Should you require assistance during the call, please press star then zero. As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, Mr. Steve Harris. Please go ahead, sir.

Steve Harris: Good morning, everybody. Let me begin first with a brief apology. I know a large number of people are having a difficult time, in particular, the media, for which this call was aimed, getting in on the call, because we’ve had a large number of other folks dial in, and we welcome all of you, but it is causing us a few problems as far as getting the media in and that’s why we’re asking you if a media person is able to listen to this but not be in on the line to e-mail your question to Tom Wilkinson and we’ll try to get the questions entered that way. I promise you in the future we will add additional lines to make sure we can accommodate whatever sized group that might be interested in listening. With that, let me just turn it over to Fritz, who has some brief opening remarks and then we’ll see what we can do from a question standpoint. Fritz.

Fritz Henderson: Good morning. Thanks, Steve. Good morning, everyone. I actually wrote down quickly four questions that I know will be asked so I can answer them at the beginning, but first I want to thank everyone for participating and echo Steve’s comments about our apologies. We are having difficulties and next time we will line up 106,693 spots - about the size of Michigan Stadium. But I don’t think we need quite that many actually. Second, we indicated a couple of weeks ago we wanted to provide regular updates in terms of being transparent on the process. That means we will provide regular updates. This is the first of such. It means we will provide those updates and sometimes we won’t have a lot of news but we want to make sure we’re open and available to answer questions as they come up.

I wrote down four, things that I think as we’re waiting for questions to come in, that are probably on the minds of many of you so I thought I would start out with those. First, I will call out the business plan process. We have been working alongside — we have been working in the last three weeks, actually doing this beforehand but actually it has picked up in the last three weeks to basically redevelop our plan, if you will, going deeper, going faster, to make sure we accomplish our goals of having a more stable, sustainable cash flow across the business cycle, a clean and healthy balance sheet, and a deeper restructuring that would allow us to basically reinvest in our future, including technology, the four things that we are including in the Treasury’s report. We have been doing that as a management team. We have been working with the treasury alongside of the Treasury and their advisors.

The way I look at this, it is much like a private equity due diligence process, in as much as we develop our plan we’re working alongside the Treasury to make sure that as the plan comes together they’re comfortable and confident that this plan will accomplish the goals we have mutually established. That means we are kind of taking the watch apart step by step and rebuilding it to make sure in brands we have a purpose in every one of our brands.

You know, four our four brands we have talked about. We want to make sure we have Chevrolet properly positioned, GMC properly positioned, Cadillac properly positioned. Fewer entries better targeted to support each of those four core bands for example. So there is work underway. Actually, lots of speculation about fundamental changes in our brand strategy is just that—speculation.

The fact is what we’re simply doing is taking apart our strategy and rebuilding it to make sure we have the best chance of being successful and profitable in going forward with our core brands. We are in a very in-depth process to make sure that as our plan comes together it is robust and serves as the basis for negotiations regarding VEBA and serves as basically the basis for any plan, whether done in or out of court is the first thing I would say.

Second, is there is some discussion today about $5 billion has been approved. Let me start with our submissions in February 17 included $6 billion of incremental draws in the second quarter which would have brought us to $18 billion. You will recall that we have drawn $13.4 billion to date. It would be premature to say there has been an approval for further funding, but the size that has been discussed has been consistent with what we have laid out in our plan on February 17th.

Lastly, a question that we have had is where are the bondholders and VEBA? With the bondholders and VEBA we have had consistent dialogue with the UAW on a host of issues - whether it is contractual issues, footprint issues, cost competitive issues and the VEBA. But the UAW has been negotiating actually with two companies today. And one company has a deadline of 30 days and the other one has a deadline of 60 days. So I think just the practicalities of it are that while our dialogue is open, I would expect that we would be able to pick up the pace a bit more here in the next several weeks, not that we haven’t had discussions. We have, but, you know, they are conducting negotiations with multiple companies.

And then the second thing is on the bondholders, we have had a dialogue with the advisors to the bondholders, but as I said, a number of times in order for this deal to come together, we need to bring the bondholders and the VEBA roughly along at the same time and so that dialogue has been opened, but we don’t, or certainly today, we don’t have an agreement with advisors to the bondholders as to how this would be treated. And frankly, they, like everybody, are going to wait and see what our business plan looks like so they understand what the recoveries might be. So, let me now open it up for questions.

Roxanne (AT&T Operator). Do have some media folks on-line. Could you get that started?

Operator: Certainly. If anyone else would like to ask a question, please press star 1 at this time. Our first question comes from Justin Hyde with the Detroit Free Press. Please go ahead.

Good morning, Mr. Henderson. What is your time line for completing a business plan that you could present to bondholders and the UAW, and are you planning on offering the bondholders an interim deal by today or, in the next few days?

Fritz Henderson: Our timetable is as soon as possible, so think of this as April timing. And the answer to the second question is no.

Justin/Free Press: Thank you.

Fritz Henderson: You’re welcome.

Operator: Our next question comes from Chris Isidore with CNN money. Please go ahead.

Chris Isidore – CNN Money: Just to be clear, there have not been ongoing talks with the bondholders since the March 30 announcement? It has been more informal talks or are there firm proposals on the table right now that are being considered by the bondholders?

Fritz Henderson: I will stick with what I have originally said. There has been open dialogue. One of the things that was clear from the February Task Force finding is that we needed to go deeper and faster with balance sheet restructuring. So anything on the table up to that point was off the table and we just had a dialogue with them.

Chris Isidore – CNN Money: You don’t really have anything on the table to them right now?

Fritz Henderson: We have had discussions with them, but I’m not going to go into what may or may not be on the table at this point.

Chris Isidore – CNN Money: OK.

Operator: Our next question then comes from Todd Lassa with motor trend magazine. Please go ahead.

Todd: Good morning. Regarding that first issue, the speculation about your brand strategy and in meeting with the Task Force, have they mostly concentrated on the financial side of the bondholders and the UAW? Are they advising you on what you should be doing with specific bands and with models?

Fritz Henderson: They are actually not trying to run the auto business. What they are trying to do, and I will come back, Todd, to this discussion of a private equity valuation of the company in terms of due diligence. They are going to want to understand how the operations are being structured, starting with the revenue side of the business, brands, product development, how we go to market, how we take care of customers and then that ripples through the cost side of the business—capacity, footprint, cost structure. And then obviously that generates projections, which then say, what is the serviceable level of debt and what is a suitable capital structure for the company. So with that as a broad framework, we have been going through, as we have looked at our plan, we developed a plan that was around four core brands. And we have resources behind that, both capital and advertising resources behind that. And as I said in my introductory comments, we are making sure that every entry we have within those brands and every brand within those channels has a purpose and reason for being, and generates a suitable rent—if you will—on the company’s resources and generates a return. It is a fairly natural process you go through in this sort of environment.

Todd: And so are you taking another look at Pontiac, for example, which you had defined as will become a niche brand? Any further development on that?

Fritz Henderson: As I said, we’re looking at all elements of our strategy, including our brand strategy as part of having our plan finalized. And, you know, I wouldn’t single out Pontiac, because we’re looking at all of our brands and how we go to market, including the activities we have on the dealer side and make sure we’re going deeper and faster.

Todd: OK, thanks.

Fritz Henderson: You’re welcome.

Operator: Our next question comes from Tom Krisher with Associated Press.

Fritz Henderson: Hi, Tom.

Tom: Have you guys made a determination yet if you’re going to have to go into bankruptcy protection? You had said earlier you might do it before June 1 if you had come to that conclusion?

Fritz Henderson: No, we haven’t made that determination yet. Our preference is to try to accomplish this outside of a bankruptcy process. It remains our preference. It is still feasible to be able to do that given the timing. But obviously the clock is ticking, so we want to make sure we’re ready in the event we need to go through a bankruptcy process, and we will be.

With respect to when the dates might be, today is April 17th, and so June 1st is coming up relatively fast. But to try to pin down if we would do something sooner would be at this point—I’m just not in a position to do that. I think we’re trying to make sure we focus our attention on having this plan—that it focuses around customers and products—to make sure we’re robust across the business cycle, that we have the ability to have a plan that can be supported whether we do it out of court or in court. It is a necessary enabler and then we will manage the time frame accordingly.

Tom: Are you getting any pressure from the Task Force to make a decision sooner rather than later?

Fritz Henderson: No, I wouldn’t say that. I would say there is so much work to do that I would say that there is no — I wouldn’t say there is undue pressure on that particular subject, but I think it’s about really getting, you know, getting this thing done. Frankly, we have to make everything count.

Tom: Thank you.

Fritz Henderson: You’re welcome.

Steve Harris: Roxanne, are there any more calls on-line cue queued up?

Operator: There are many, actually. The next comes from Warren Brown with The Washington Post.

Warren Brown: Hi, Mr. Henderson. My question was sort of ancillary, but you do seem to appear to be moving along two parallel tracks. One where you are truly looking at Chapter 11 and apparently considering it seriously, but the other, where you said you are trying to work this out outside of the bankruptcy court. Is that a correct assessment of how you are proceeding?

Fritz Henderson: Yes, Warren, that is a correct assessment, yes.

Warren Brown: OK. Thank you.

Fritz Henderson: You’re welcome.

Operator: Our next question comes from John Revill with Automotive News U.K. Please go ahead.

John: Hi, Fritz. A few questions. I was wondering how is the search going for a stakeholder in Opel, and are you talking to Chinese automakers in that? And, how much longer have you got before Opel sees something in Europe?

Fritz Henderson: We have the process of reaching out to investors, signing NDA’s and the disclosure process has begun. We have reached out to well more than six, actually. And people who have expressed an interest, serious people, many of them are financial players and some of them are industrial players. I would expect that work will get done in the next two to three weeks and so that process is kicked off.

In terms of liquidity in Europe, our business actually has performed better than expected actually, which has been helpful. I’ll just talk about scrappage programs in Germany and the success of insignia. Our production costs have been vigorous. The liquidity issues we saw in the second quarter we now see later in the second quarter rather than earlier. We still have issues in front of us, but frankly, we have been snowplowing expenses and frankly, doing a little better in the market.

John: Thanks a lot.

Fritz Henderson: You’re welcome.

Operator: Our next question comes from Scott Patterson with Business News Network. Please go ahead.

Scott Patterson: Hi, Mr. Henderson. Thanks for taking my call. I’m calling from Toronto. There has been a lot of speculation in the Canadian media these last few months that you and the government here and for that matter in the U.S., that your plan A has been to work towards bankruptcy. How do you address a question like that?

Fritz Henderson: I wouldn’t say it’s wrong, actually. Our preference is to accomplish this outside of a bankruptcy, but I would say the overriding objective is to accomplish our goal. Operational goals, balance sheet restructuring. If it can’t be done outside of a bankruptcy process, it will be done within one but I can’t say bankruptcy is our mainstream plan at this point.

Scott Patterson: Do you have a number to impress the point, like 50/50 at this point, Chapter 11 or no?

Fritz Henderson: I’m not that smart. I guess as I look at it, we need to — I certainly felt, given what we need to get accomplished, I felt several weeks ago that it would be more probable that we would need to go through a bankruptcy process. I certainly feel that way. That continues today, but I wouldn’t be able to hazard a guess as to what the probabilities would be.

Scott Patterson: Thank you.

Fritz Henderson: You’re welcome.

Operator: Our next question comes from Kathryn Tuggle with Fox Business Network. Please go ahead.

Kathryn Tuggle: Hi, Mr. Henderson, thanks. I just wanted to address any rumors that you guys were going to spin off the Hummer division.

Fritz Henderson: Well, let me talk about asset sales more generally. I appreciate the call. I will talk about Hummer but let me go through the individual assets that we have been looking at to provide an update, if you don’t mind.

Let me start with the AC Delco business . We like the business a lot. We have been talking to potential purchasers of the business. The objective was to raise proceeds and generate an attractive price. In the current environment of private equity where frankly financing is much more difficult, and given the linkages of this business to General Motors, whether it is purchases, whether it is our dealers, we just concluded recently that we’re not able to achieve the kind of price we would need for this business to justify. We are going to keep this business and run it and grow it and it is a very good business and highly successful. Therefore, we have actually stopped that process.

With respect to Hummer, we expect that we would get—we have been actively marketing the brand. We expect final bids from three potential purchasers by next week. And we’re targeting, trying to make a decision as to where we would go with one of these three before the end of the month.

In terms of our transmission plant in Strasbourg, France, we are continuing to talk to one potential buyer for that business who had an interest, an industrial player.

In terms of the Saturn brand, what we’re doing is we have agreed with the Saturn franchise operating team to basically be open to looking at solutions. If that process continues, think of this as kind of initial work that is being done to see whether or not there are opportunities, and if there aren’t, what we said is that we would run are the Saturn brand through no later through 2011, or the end of the model life cycle.

I guess the last point I would raise is the Saab business and the Saab brand in Europe. We have a number of parties who are interested in looking at Saab and we are — and our books are open, if you will, in terms of what that business looks like, and I don’t really have any more to report there.

Kathryn Tuggle: Thank you.

Fritz Henderson: You’re welcome.

Operator: Our next question comes from the line of Anu Prakash with channel 7, WXYZ. Go ahead.

Anu Prakash: Thank you, Mr. Henderson, good morning. I wanted to see if you could talk about job cuts and a timetable. Has any determination been made on when we may expect to hear more about them?

Fritz Henderson: I would say a couple of things. First, the sacrifices that our people have made, hourly, salaried, our dealers, our suppliers have already been immense. I mean, we have had constant and ongoing dialogue and support with the UAW. We’re very appreciative of the support we have gotten but there is no question as we look at our revised plan to go deeper and faster in our operational restructuring. There will be further reductions in manpower, people, that are going to affect communities, affect plants and people on the hourly and salary side of the business, but we don’t have those finalized today. But you should be thinking about this, and as our plan gets finalized and we talk to the people who are affected by it. You know, this is something that we expect to get accomplished by no later than June 1st, so you will see activities in this area certainly over the next six weeks.

Anu Prakash: Thank you so much.

Fritz Henderson: You’re welcome.

Steve Harris: Roxanne, let me work in a couple of questions that we got via e-mail. From Jeff Green of Bloomberg: What is the time frame for dealer reduction?

Fritz Henderson: Thank you, Jeff, through Steve. Our plan submitted on February 17th had our dealer restructuring reaching 4,100 dealers. As I recall that number was by 2013 or 2014. And I think the conclusion reached with the Task Force was that that plan was not sufficient for speed. So we are looking at how do we accelerate that and in this area we’re in dialogue with our dealers as to what is the right way to do this. How do we do this in the appropriate way? So as I look at the situation, in this area, it is all about how do we accelerate the actions that we have already identified and work is underway as we speak.

Steve Harris: Question from Jeff Gilbert at WWJ — Have we determined specifics about further — that was answered on job cuts. Is there any scenario that could lead to a GM-Chrysler merger?

Fritz Henderson: You can move the chess pieces around a lot. We looked at Chrysler last year. We set it aside at that time. Frankly, we had so many things going on to try to get General Motors restructured that I can’t—I mean, I couldn’t even imagine working on something like that in the current environment. But I would say, you know, we do talk to manufacturers all the time. But in this environment, we are basically spending our time getting General Motors on the right path.

Steve Harris: And one last question that was e-mailed in: Mickey Maynard from “The New York Times” - Will GM make its new business plan public and will we file it with the S.E.C.?

Fritz Henderson: Our February 17th submission was filed with the S.E.C., actually, in addition to being filed with the U.S. Government. My view is certainly when you look at what we have to do in terms of S-4 statements with respect to bond statements, for example, we will need to provide key disclosures regarding our future plan to make those documents relevant and effective, so I think you’re going to see some key elements of our revised plan becoming public and becoming available.

Steve Harris: Roxanne, we will go back to questions that you have on-line.

Operator: Certainly, our next question comes from the line of Tom Walsh with the Detroit Free Press. Please go ahead.

Tom: Hi, Fritz.

Fritz Henderson: Hi, Tom.

Tom: On the supplier front, the government had made $5 billion available for distribution to help suppliers via you and Chrysler. What has happened so far on the distribution of that, and do you need more, given the precarious state of suppliers? That’s one question. The second one being, just to clarify, you’re still looking to draw down $4.6 billion or something this month on the bridge loan, right?

Fritz Henderson: Let me kind of go through it, Tom. First, we have gotten a number of suppliers already signed up and with our team and with legal support, and have been working with suppliers to get them signed up. That work continues. Actually, satisfactorily. It is quite a bit of work to get this done but we’re signing suppliers up and working on a systems requirements to make this effective.

With respect to do we need more? To some degree, the sizing of the program needs to be—needs to take into account—the level of production, and given the low levels of production, given demand, we think we can work within the amounts that were allocated to us, which I recall was $2.5 billion.

Finally, the $4.6 billion is what we identified in our February 17th submission, we have not requested nor drawn any of that up to this point. You will recall, for example, in March, we forestalled the $2 billion requirement in the month of March, but it is still out there in front of us, and I guess what I would say is this is the amount we identified we thought we needed in the second quarter. It is still a relevant number but we have not taken any action to actually draw it at this point.

Tom: At what point do you think you need to draw it given the current cash crunch?

Fritz Henderson: I would say in the second quarter.

Tom: OK.

Fritz Henderson: Thank you.

Operator: Our next question comes from the line of Ken Bensinger with the Los Angeles Times. Please go ahead.

Ken Bensinger: Fritz, my question has to do with Saturn. A private investment firm told me that they got the impression that they might be the only serious bidder that—that there may have been some other serious bids but they are the only ones that have formally approached you and notified the treasury as well of their interests. You mentioned AC Delco would be retained by GM. Is there other serious interested parties for GM? Brands or has anyone stepped up to put an offer forward you?

Fritz Henderson: I know that firm is not the only firm that has an interest in Saturn. There is several other companies. Saturn is different from Hummer or AC Delco, because you have a great distribution system, great dealers who want to look at different business models they might be able to use, are there other sources of product going forward, away from General Motors. And so in some sense, this is a different situation than what we would have if we were, for example, selling the AC Delco business. What we have committed to do would be open to ideas with our Saturn retailers to be willing to engage with them as to what ideas might make sense to them. We continue to supply Saturn products in the distribution system today with existing products and we’re open to alternatives. This is not the only one, but what we’d like to do is bring this matter to resolution relatively promptly so we can, frankly, if something is going to happen or not, and if not, we’re going to work on other things.

Ken Bensinger: And with Hummer, AC Delco and the others,—AC Delco, for example—you mentioned the thing with GM, but that was because of something of attractive offers?

Fritz Henderson: No, we had several offers. This is a business generating good strong cash flows. Given the private equity environment, given lack of financing and the linkages to GM. Because of purchasing and the dealers, our conclusion was—actually, we reached it together with the potential purchasers and with our advisors, that we weren’t going to get the value for the business. So there is no way we would sell this business unless we got really good value for it. We would rather keep it and grow it if that was the case. We made the call.

Ken Bensinger : Thank you.

Operator: Our next question comes from the line of Paul Eisenstein with the Detroitbureau.com. Please go ahead.

Paul Eisenstein: Hi, Fritz.

Hi, Paul.

Paul Eisenstein: Let me catch up on a couple of things, if I may, that have been talked about so far today. There was, first of all, an article in one of the papers today that talked about GMC. I wonder if you would address that? Another thing I’d like to get you to address is what all of this is having in terms of impact from what you can see on the automotive markets, something studies coming out, one specifically suggested that you guys are getting slammed even by loyal car buyers backing off at the moment? And I will follow up with one more thing after this.

Fritz Henderson: What we’re doing is looking at all of our brands, four core brand strategy remains the bulk of our business plan going forward. I read those articles, too, but I don’t always believe everything I read. And so, you know, in this case, frankly, we’re looking at the purpose and reason for all of our brands. But we remain, from our perspective, that our four core brand strategy is the right way to go to market.

With respect to the market itself, the month of March sales, you would have seen them, better than February, at least in our performance, and our performance in the first quarter was very much in line with our viability plan assumption. As we look at April, it’s still, you know, we’re only halfway through the month but April results have been OK. It’s going to be day by day. We launched our Total Confidence Plan. The President’s speech in terms of standing behind warranties for General Motors, which we’re very appreciative of, gave customers confidence that they can look at and consider General Motors vehicles—a clear statement that we will be viable, we will be there in the future, we will succeed, was pretty powerful and we wrapped around it a Total Confidence Program. So therefore, our sales so far in the month of April have been OK.

I guess the last point I would make, though, is that the current environment we find ourselves in is not helpful for anybody, and so reinforcements from my perspective is the need for speed, to basically get the plan completed, and get engaged with labor as well as bondholders to get a balance sheet restructuring either inside or outside court and if it is inside to get it done quickly. The environment is not helpful for us. On the other hand, our dealers have been fantastic. Our actual sales results have been OK. We just have to take it day by day.

Steve Harris: Paul, I’m going to ask you to hold off on your third question and let someone else get a question in. Roxanne, next caller.

Operator: All right. The next question then is from the line of Rod Meloni with WDIV-TV news Detroit. Please go ahead.

Rod Meloni: Good morning, Fritz. I would like to ask a couple of questions on the bankruptcy issue. The first is that I’m hearing that the suppliers have received communication from the company that is giving them reason to think that the company is preparing to go into bankruptcy sooner rather than later? The next question is if you’re on two different tracks trying to right size the company and at the same time be prepared for bankruptcy, when do they intersect and does treasury actually make the call as to whether you go into bankruptcy?

Fritz Henderson: Well, we are on a two-track plan. We have contingency planning underway in detail within the company, so our preference remains to accomplish this outside of a bankruptcy, but many of the actions, by the way, that you take in terms of the operating side of the business and even what you need to do on the balance sheet are similar. It is how you accomplish it would be different, so we are on several tracks. You know, what is the confluence of events, if you will? I think we have until June 1, and it is pretty simple, and if we can’t accomplish it outside of a bankruptcy by June 1, we would do it inside of bankruptcy. That basically leaves us between here and June 1, so that’s the time frame.

Rod Meloni: Fritz, if I could jump in directly on this, does treasury make that call or do you make that call?

Fritz Henderson: Well, I’m not sure actually. In the end, this would be one that management and treasury would arrive at together. I mean, it is not only management, treasury, but the Board of Directors and the corporation have to take the action. So we have been briefing our board regularly as to what is going on in the business and certainly the treasury would be a key player in that decision.

Operator: Our next question then comes from the line of Bernard Simon with The Financial Times. Please go ahead.

Bernard Simon: Fritz, you just said a moment ago, repeated what you have said many times before, that if the bankruptcy filing takes place inside court, the idea would be to do it quickly. Could you tell us how that might be accomplished?

Fritz Henderson: Bernard, good morning. I would say a couple of things that we’re looking at. One would be if we were able to get a pre-agreement from the relative parties we would do it in a pre-packaged way. The key parties in this case would be, for example, the bondholders, the UAW and the government. That would be one. And the second, you know, you have seen some discussion regarding could this be done via a 363 route, for example. This is a very well-known process that’s used in the bankruptcy court. What we have going on, Bernard is we are spending our time doing planning around going fast into bankruptcy if that is necessary. And in that regard, you have to look at the options available to you, which could include either of these two.

Bernard Simon: Thanks.

Fritz Henderson: You’re welcome.

Operator: Our next question comes from the line of Phil LeBeau with CNBC. Please go ahead.

Phil LeBeau: Hey, Fritz.

Fritz Henderson: Hi, Phil.

Phil: Quick clarification here. Are we to assume that your business plan is unlikely to be finalized until the UAW finishes whatever is going to happen with Chrysler, so essentially we are looking at early May before we see the business plan completed?

Fritz Henderson: I don’t think so, necessarily, Phil. This is one that we are working on every day, so whether it’s early May or a week from today. But we do need obviously, for example, in the case of manufacturing costs and footprint, we need an agreement as to what that would, what our level of manpower would be, and ultimately what the obligation is. It will take a little time but I wouldn’t necessarily point to may, for example.

Phil: And just for a quick follow-up. Has the plan changed at all from what you announced in February in terms of you mentioned at that time five additional assembly plants would have to be shut down by the end of 2012. Has that changed at all?

Fritz Henderson: I don’t remember actually saying that, but I think there will be further reductions in facilities in order to get a capacity utilization higher, and there will be further moves in that regard beyond what was included in the February 17th plan.

Phil: Thanks.

Fritz Henderson: You’re welcome.

Operator: Our next question comes from the line of Roger Batson with NTV news. Please go ahead.

Fritz Henderson: Roger, are you are there?

Roger: Can you hear me?

Fritz Henderson: I can hear you now.

Roger: Thank you very much for taking my call. I was just wanting to clarify, I believe you touched on this, but it was just regarding in the plan in February. You mentioned there was going to be a number of plant layoffs—about 3,400 by May 1st. I was wondering to see if that had changed?

Fritz Henderson: That is on the salary side of the business. We’re moving ahead to execute that plan, frankly, on a rolling basis. So, you know, I would say, you know, we have a number of moves in the terms of manpower—salaried and hourly. But I think that number relates to what we’re trying to get accomplished on the salary side.

Roger: When can we expect that announcement?

Fritz Henderson: We have already announced it to our people.

Roger: I see. Thank you.

Fritz Henderson: You’re welcome.

Operator: The next question comes from Mark Phelan with the Detroit Free Press. Go ahead.

Mark Phelan: Good morning, Fritz. Two questions. First, you referred earlier to lots of speculation about the brands. Mostly that Buick and GMC are now being considered for elimination as well. Can you put that to bed by just saying yes, they are, or no, they are not?

Fritz Henderson: I would say a couple of things, Mark. And come back earlier in the call I talked about four core brand strategy, not a two core brand strategy, and I did that purposely, because our base plan still is a four-brand strategy. What I would say, though, is that as we finalize our plan, we need to make sure we’re looking at the purpose and objective for every one of our brands, but the Buick and GMC brands are highly profitable, have and generate — strong customers, very loyal customer basis. We have some of the finest products. We know how to do this coming into the Buick brand and into the distribution system here in the next several years. So we’re excited about the ability of these brands to generate customer enthusiasm and profitability. So, but I would say when we finalize the plan, obviously we will make all this clear, but we’re developing a plan around four core brands today.

Mark Phelan: OK. Thank you. And the second question, back on February 17, you laid out scenarios for three different possible bankruptcies. You said if it were possible to do it in 60 days, it would cost about $9 billion. 90 days would raise that to $20 billion or $30 billion and Chapter 11 would be as high as $100 billion. Do those numbers still pertain?

Fritz Henderson: Actually, all of those would be in Chapter 11. The only question is how long it would take in order to accomplish it. I don’t know if one would be pre-packaged and one would have been a 90-day process and the third was a more lengthy traditional bankruptcy process. And I don’t have any reason to believe today those numbers would be any different, but this is one where we finalize our plans in this regard, we would need updates. Today I wouldn’t have anything that I could suggest differently.

Mark Phelan: Thank you very much.

Fritz Henderson: You’re welcome.

Operator: Our next question comes from David Welch with Business Week. Please go ahead.

David Welch: Good morning, Fritz.

Fritz Henderson: Hi, David.

David Welch: Fritz. I was talking to the ad-hoc bondholder community, and they said there hasn’t been a meaningful meeting since March 24. What is the situation of that? I would think if you’re going to get this done out of court, you have to talk to them a lot to get some kind of deal, or at least start with them to move to the retail bondholders. Where is that right now?

Fritz Henderson: I would say, David, what we have had is dialogue. That’s where I would leave it actually. Frankly, there has been a lot of things going on. They, themselves would like to see what our revised business plan looks like, so they can characterize it the way they want to. In my view, we have had a dialogue with them, but I wouldn’t say we have had lots of intense meetings. I think they’re right in that regard.

David Welch: So basically is the time line here you need to come up with the operating business plan first, and then that sort of triggers your ability to really get something done with them, and actually, I would think it has something to do with the UAW before the bondholders?

Fritz Henderson: No, if you just think about it, it is April 17th. A lot of things have to happen in the next several weeks, actually. And we need to try to get our plan finalized, negotiate with the UAW and spend more time with the ad-hoc advisor group to the bondholders. We just have, management has, been spending our time getting our plan revised so we can go deeper and faster. That’s where we have been promoting our attention in the short term.

Steve Harris: Roxanne, we’ll take one more question.

Operator: All right. That question comes from Nick Van Pre, with National Post. Please go ahead.

Nick: Fritz, can you talk about how you are thinking these days about your Canadian operations? You haven’t drawn down on the $3 billion that has been offered by the federal and provincial governments. What do you expect you might be in a position to draw that down and how do you think about GM Canada at this point?

Fritz Henderson: We think about — we have a lot of competitive issues in Canada that we talked about before. We have recently reached agreement on the CAW. on a series of measures that would help us become supportive there. Our dialogue continues to be open with the Canadian government, with respect to the Canadian government talking for support. And sitting here today, as I look at it, GM of Canada is an integral part of our North American strategy business, and I would expect it to continue to be that way in the future.

Nick: When do you need to draw down those loans?

Fritz Henderson: You know, we have — we are in regular dialogue with the Canadian government on that, including when we’re going to draw down the loan, & and I’m racking my brain for an exact date, but I think it’s sometime in the next couple of weeks.

Nick: And you are going to revisit that CAW agreement?

Fritz Henderson: Well, I think we certainly believe we have reached a competitive agreement with the CAW. One question that I think the Ontario government had with respect to pensions, so what we have committed to do is be part of a dialogue with Ontario and the CAW with respect to pensions about what their concerns are.

Steve Harris: I think we’re going to stop. I want to thank everybody. Once again, I apologize for any difficulties you had getting into the call and the fact that we wouldn’t get to everybody’s question, whether they were on-line or had e-mails. We will try to get around to them on the next call-in. We do promise we will do this on a fairly regular basis. We will shoot for every other week. More often if we have something that we think you might be interested in.

Thanks again to everybody. We will be talking to you soon. –

Fritz: Thanks.

Operator: Ladies and gentlemen, thank you for dialing into the AT&T teleconference service. You may all now disconnect.

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